UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number   001-13144
CUSIP Number   45068B

(Check One):         ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K     ☒ Form 10-Q
☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:     March 31, 2015

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ITT Educational Services, Inc. Full Name of Registrant
Former Name if Applicable
13000 N. Meridian Street Address of Principal Executive Office (Street and Number)
Carmel, IN 46032 City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (the “Q1 2015 Form 10-Q”) by the prescribed date of May 11, 2015, because of delays in the completion of its financial statements, footnotes and related disclosures in the Q1 2015 Form 10-Q, which delays could not be eliminated by the Registrant without unreasonable effort and expense.   As previously reported, the Registrant engaged a new independent registered public accounting firm during the fourth quarter of 2014.  Also as previously reported, the Registrant recently concluded that, beginning on September 30, 2014, it was required to consolidate into its consolidated financial statements the variable interest entity (the “CUSO”) in which the Registrant holds a variable interest in connection with a private education loan program entered into in 2009.  Following such conclusion, the Registrant has been working diligently to complete the Registrant’s consolidated financial statements as of and for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015.  The extensive analyses and reviews required by the Registrant related to the consolidation of the CUSO have caused the delays associated with completing the Registrant’s financial statements and related disclosures for those periods.  The Registrant recently filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, but has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).

The Registrant intends to file the 2014 Form 10-K, as well as its Q1 2015 Form 10-Q, as soon as practicable.  Due to the uncertainty around the timing of completion of the necessary reviews and analyses, however, the Registrant will not be able to file the Q1 2015 Form 10-Q within the five-day extension period. In addition, on May 12, 2015, a civil complaint was filed against the Registrant, its Chief Executive Officer and its Chief Financial Officer by the U.S. Securities and Exchange Commission, alleging violations of various provisions of the federal securities laws. The Registrant is still evaluating the complaint and its potential impact on the timing of the completion of the 2014 Form 10-K and the Q1 2015 Form 10-Q.  As a result, the Registrant is not currently able to provide an estimate of the timing of filing of either document.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel M. Fitzpatrick	(317)	706-9200
(Name)	(Area Code)	(Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange
Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☐ Yes     ☒  No

The Registrant’s 2014 Form 10-K has not yet been filed, for the same reasons identified above.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?  ☐ Yes     ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Registrant has not completed its consolidated financial statements for the three months ended March 31, 2015, and therefore the Registrant does not yet have certainty regarding the significance of any changes in results of operations from the same prior year period.  Based on current information and its preliminary assessment, however, the Registrant believes that revenue in the three months ended March 31, 2015 will decrease compared to the three months ended March 31, 2014, primarily due to a 6.8% decrease in total student enrollment as of December 31, 2014 compared to December 31, 2013, and, to a lesser extent, a 10.4% decrease in total student enrollment as of March 31, 2015 compared to March 31, 2014.  The Registrant also believes that its operating expenses for the three months ended March 31, 2015 compared to the same prior year period will decrease more than the projected year-over-year decline in revenue.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995 and as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Registrant’s estimates of timing of filings with the Securities and Exchange Commission. Forward-looking statements are made based on the Registrant’s current expectations and beliefs concerning future developments and their potential effects on the Registrant. You can identify those statements by the use of words such as “could,” “should,” “would,” “may,” “will,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and “contemplate,” as well as similar words and expressions. Forward-looking statements involve risks and uncertainties and do not guarantee future performance. The Registrant cannot assure you that future developments affecting the Registrant will be those anticipated by its management. For further information regarding the Registrant’s risks and uncertainties, please refer to the Registrant’s public disclosures and the reports that it files with the Securities and Exchange Commission, including, without limitation, those discussed in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014 and September 30, 2014.  The Registrant undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

ITT EDUCATIONAL SERVICES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 12, 2015                       By  /s/ Daniel M. Fitzpatrick
 Daniel M. Fitzpatrick
         Executive Vice President, Chief Financial Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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